

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "**Meeting**") of CINAR Corporation (the "**Corporation**") will be held at 10:00 a.m. (Montreal time) on Wednesday, April 9, 2003, in the Pierre de Coubertin Room of the Hotel OMNI Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R6.

The purposes of the Meeting are:

1. to receive and consider the consolidated financial statements of the Corporation for the financial year ended November 30, 2002 and the auditors' report thereon;

2. to elect directors;

3. to appoint auditors and authorize the directors to fix their remuneration;

4. to consider, and if deemed advisable, adopt a resolution annexed as Schedule A to the Management Proxy Circular, confirming the adoption of By-Law 2003 of the Corporation, being a by-law relating generally to the conduct of the affairs of the Corporation, so as, among other things, to allow for electronic meetings of shareholders and voting thereat by electronic means;

5. to consider, and if deemed advisable, adopt a special resolution annexed as Schedule B to the Management Proxy Circular, authorizing an amendment to the Articles of the Corporation with respect to the location of the Corporation's registered office; and

6. to transact such other business as may properly be brought before the Meeting.

Dated at Montreal, Quebec, this 10th day of March, 2003.


BY ORDER OF THE BOARD OF DIRECTORS

(signed) Stuart C. Snyder

Stuart C. Snyder
President and Chief Executive Officer


Shareholders unable to attend the Meeting are requested to complete the enclosed form of proxy and to return it in the envelope provided for that purpose. Proxies must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than the close of business on the last business day (Tuesday, April 8, 2003) prior to the date of the Meeting, or may be delivered to the Chairman of the Meeting prior to the commencement thereof.

Si vous désirez recevoir un exemplaire en français du présent avis de convocation de l'assemblée annuelle et extraordinaire et de la circulaire de sollicitation de procuration par la direction, veuillez vous adresser à la Société de fiducie Computershare du Canada, Service de procuration, 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1.



CINAR Corporation
1055 René-Lévesque Blvd. East
Montreal, Quebec
H2L 4S5

MANAGEMENT PROXY CIRCULAR

No person is authorized to make any representation with respect to matters set forth in this Management Proxy Circular and, if given or made, such representation should not be relied upon as having been authorized. This Management Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

Unless otherwise indicated: (a) the information set out in this Management Proxy Circular is given as of March 10, 2003; and (b) all dollar amounts set out in this Management Proxy Circular are expressed in Canadian funds.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CINAR Corporation (the "Corporation") for use at the annual and special meeting of the shareholders of the Corporation (the "Meeting") to be held in the Pierre de Coubertin Room of the Hotel OMNI Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R6 on April 9, 2003 at 10:00 a.m. (Montreal time) and at any adjournment of the Meeting, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

The solicitation of proxies will be conducted primarily by mail. Certain proxies may also be solicited by telephone, fax, e-mail, the Internet, advertisement or in person by directors, officers or employees of the Corporation, for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Management Proxy Circular, the Notice of Meeting, the form of proxy and other materials relating to the Meeting has been or will be borne by the Corporation. The Corporation will assume the solicitation costs, which are expected to be nominal. The Corporation may also engage third parties in connection with the solicitation of proxies, the cost of which will be borne by the Corporation and negotiated at the time as a function of the nature and extent of the services required and the circumstances. The Corporation does not anticipate paying any other commission or remuneration to any broker, dealer, salesman or other person for soliciting proxies.

No director of the Corporation has informed the management of the Corporation in writing that he or she intends to oppose any action proposed by the management.

Appointment of Proxyholders

The persons appointed as proxyholder in the enclosed form of proxy are directors or officers of the Corporation. A shareholder may appoint a person other than those designated in the enclosed form of proxy to act as his or her proxyholder and attend and vote on behalf of such shareholder at the Meeting. To do so, the shareholder must either strike the names of the persons designated on the form of proxy and insert the name of another person in the blank space provided for that purpose in the form of proxy or complete another acceptable form of proxy. The person designated by the shareholder to act as a proxyholder need not be a shareholder of the Corporation.

In all cases, a duly completed form of proxy must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than the close of business on the last business day (Tuesday, April 8, 2003) prior to the date of the Meeting, or may be delivered to the Chairman of the Meeting prior to the commencement thereof.

Revocation of Proxies

A shareholder may revoke his or her proxy at any time before it is acted upon by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation (1055 René-Lévesque Blvd. East, Montreal, Quebec, Canada H2L 4S5) at any time up to the close of business on the last business day (Tuesday, April 8, 2003) prior to the date of the Meeting, or to the Chairman on the day of the Meeting, or in any other manner permitted by law.

Discretion Exercised by Proxies

During any vote by ballot, the persons named in the enclosed form of proxy will exercise, or withhold from exercising, the voting rights attached to the shares from which they derive their powers according to the instructions received from the authorizing shareholder regarding any matter on which a decision is foreseen. **Unless contrary instructions are given, the voting rights attached to shares represented by properly executed proxies will be voted by the persons designated in the printed portion thereof: (i) FOR the election of directors; (ii) FOR the appointment of auditors; (iii) FOR the resolution confirming the adoption of By-Law 2003 of the Corporation with respect to, among other things, electronic meetings of shareholders and voting thereat by electronic means; and (iv) FOR the special resolution authorizing an amendment to the Articles of the Corporation with respect to the location of the Corporation's registered office, as stated under such headings in this Management Proxy Circular.**

The form of proxy confers on the persons named therein the power to vote at their discretion regarding any amendment or modification to the business mentioned in the Notice of Meeting or regarding any other business that may properly come before the Meeting. Management of the Corporation has no knowledge of amendments, modifications or other business that may come before the Meeting. Should amendments, modifications or other business properly come before the Meeting, the persons named in the form of proxy may vote according to the best of their judgment.

Non-Registered Holders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or "CDS") of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions from the Non-Registered Holder which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the securities which they beneficially own. A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS

The Corporation's authorized share capital consists of an unlimited number of Variable Multiple Voting Shares (the "Multiple Voting Shares"), an unlimited number of Limited Voting Shares (the "Limited Voting Shares") and an unlimited number of Preferred Shares, issuable in series. As of February 28, 2003, there were 5,233,402 Multiple Voting Shares, 34,735,998 Limited Voting Shares and no Preferred Shares outstanding. Limited Voting Shares are entitled to one vote per Limited Voting Share. Multiple Voting Shares are entitled to 13.61 votes per Multiple Voting Share (rounded to the nearest one hundredth), as set out in the Articles of the Corporation. The Multiple Voting Shares and the Limited Voting Shares are hereinafter collectively referred to as the "Shares".

The securities of the Corporation are currently the object of various cease-trade orders (the "Cease-Trade Orders") issued by the *Commission des valeurs mobilières du Quebec* (the "CVMQ") and other Canadian securities regulatory authorities. Shareholders of the Corporation cannot transfer their Shares without an exemption from applicable Cease-Trade Orders.

The Corporation has fixed March 10, 2003 as the record date (the "Record Date") for the purposes of determining shareholders entitled to receive notice of the Meeting. Pursuant to the *Canada Business Corporations Act*, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of Shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite his or her name at the Meeting. The list of shareholders is available for inspection during usual business hours at the head office of the Corporation and at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at February 28, 2003, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to any class of shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting were the following:

Name and Municipality of Residence	Number of Multiple Voting Shares	Percentage of Issued Multiple Voting Shares	Number of Limited Voting Shares	Percentage of Issued Limited Voting Shares	Percentage of Total Voting Rights	Percentage of Total Voting Rights (other than those relating to the Shares held by Charest / Weinberg[1])
Micheline Charest................. Montreal, Quebec	2,378,084[2]	45.44%	19,504[2]	—[3]	30.56%	—
Ronald A. Weinberg .... Montreal, Quebec	2,633,366[4]	50.32%	2,324[4]	—[3]	33.83%	—

Name and Municipality of Residence	Number of Multiple Voting Shares	Percentage of Issued Multiple Voting Shares	Number of Limited Voting Shares	Percentage of Issued Limited Voting Shares	Percentage of Total Voting Rights	Percentage of Total Voting Rights (other than those relating to the Shares held by Charest / Weinberg[1])
FMR Corp. .... Boston, Massachusetts	—	—	5,312,500	15.29%	5.01%	14.07%
Heartland Advisors, Inc.[5] ... Milwaukee, Wisconsin	—	—	4,057,500	11.68%	3.83%	10.75%

(1) On March 15, 2002, the CVMQ approved a settlement agreement with Ms. Charest and Mr. Weinberg pursuant to which, among other things, Ms. Charest and Mr. Weinberg undertook to abstain for a period of five years, in connection with the election of directors, from exercising the voting rights attached to any shares of the Corporation held by them, directly or indirectly. Pursuant to the settlement agreement, the Director of Compliance and Enforcement of the CVMQ, Ms. Charest and Mr. Weinberg may agree to specific modalities with respect to relevant provisions. The settlement agreement provides that Ms. Charest and Mr. Weinberg may create a voting trust agreement, the trustee of which shall be Canadian and shall be approved by the Director of Compliance and Enforcement of the CVMQ. In conformity with the settlement agreement, Ms. Charest and Mr. Weinberg entered into a voting trust agreement (the "Voting Trust Agreement") on April 19, 2002 whereby Mr. Robert Després acts as trustee with respect to matters relating to the election of directors of the Corporation. See "Election of Directors".

(2) The 2,378,084 Multiple Voting Shares and 19,504 Limited Voting Shares are held by a corporation controlled by Ms. Charest.

(3) Less than 0.1%.

(4) Of the 2,633,366 Multiple Voting Shares, 2,093,366 are held by a corporation controlled by Mr. Weinberg and 540,000 are held by Mr. Weinberg directly. Mr. Weinberg holds the 2,324 Limited Voting Shares directly.

(5) Mr. William J. Nasgovitz, the President and principal shareholder of Heartland Advisors, Inc., could be deemed, as a result of his position within, and his stock ownership of, Heartland Advisors, Inc., to be conferred voting and/or investment power over the Shares which Heartland Advisors, Inc. beneficially owns.

All matters to be submitted to the Corporation's shareholders at the Meeting, other than the proposed amendment to the Corporation's Articles, must be passed by a simple majority of the votes cast by the shareholders present at the Meeting, in person or by proxy. The proposed amendment to the Corporation's Articles must be approved by at least two-thirds of the votes cast by the shareholders present, in person or by proxy at the Meeting. The by-laws of the Corporation provide that a quorum of shareholders is present at an annual meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of shares representing at least 10% of the voting rights attached to all shares bearing a right to vote at the meeting are present in person or represented either by proxy or by an individual acting on behalf of a body corporate or association and duly authorized by a resolution of the board of directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation.

ELECTION OF DIRECTORS

Pursuant to the Articles of the Corporation, the Board of Directors (the "Board") shall consist of not less than one and not more than ten directors. The Board currently consists of nine directors.

The ten persons listed below will be proposed at the Meeting by management of the Corporation as candidates for election to the Board. Each director will continue to perform his or her duties until adjournment of the next annual meeting of shareholders, unless he or she resigns or his or her position becomes vacant after his or her death or dismissal, or owing to any other cause occurring before the next annual meeting of shareholders. Management of the Corporation has no reason to believe that any of these candidates will be unable to carry out his or her mandate as director of the Corporation. Each candidate not previously a member of the Board will be asked to complete a form prescribed by the CVMQ and which will be filed with it, containing certain information relating to such candidate.

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Shares beneficially owned or over which control is exercised as at February 28, 2003[6]
Marcel Aubut[3][4] .... Director	Partner Heenan Blaikie LLP	2002	—
Normand Beauchamp[2][4] .... Director	President Capital NDSL Inc.	2002	—
Fernand Bélisle[2] .... Director	Consultant 19 FB Inc.	2002	—

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Shares beneficially owned or over which control is exercised as at February 28, 2003 [6]
Gordon Craig [4][5] .... Director	President Craigco Inc.	2002	—
Lisa de Wilde [5] .... Director	Corporate Director	2002	—
Pierre Desjardins [2][5] .... Director	Chairman TouchTunes Music Corporation	2002	—
Robert Després O.C. [3][4][5] .... Chairman of the Board	Chairman McWatters Mining Inc.	2002	— [1]
Douglas M. Holtby [2] .... Director	President and Chief Executive Officer Arbutus Road Investments Inc.	2002	—
David L. Simon [3] .... Director	President Simon Bros. Media and Entertainment Inc.	2002	—
Stuart C. Snyder .... President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	—	—

(1) Pursuant to the Voting Trust Agreement, Mr. Després acts, with respect to the election of directors, as trustee of the 5,011,450 Multiple Voting Shares and 21,828 Limited Voting Shares held by Micheline Charest and Ronald Weinberg.
(2) Member of the Audit and Risk Management Committee.
(3) Member of the Management Resources and Compensation Committee.
(4) Member of the Executive Committee.
(5) Member of the Nominating and Corporate Governance Committee.
(6) In light of the Cease-Trade Orders, the directors may not purchase any Shares.

Each of the foregoing has held the principal occupation set out opposite his or her name for the past five years, with the exception of: Normand Beauchamp, who prior to January 2000 was Chairman, President and Chief Executive Officer of Radiomutuel Inc.; Gordon Craig, who prior to May 2000 was Chairman and Chief Executive Officer of NetStar Communications Inc.; Lisa de Wilde, who prior to September 2001 was President and Chief Executive Officer of Astral Television Networks Inc.; Pierre Desjardins, who between June 2000 and the present was Chairman of Total Containment Inc. and prior to June 2000 was Chairman and Chief Executive Officer of Total Containment Inc.; Robert Després, who prior to September 2001 was Chairman of Alliance Forest Products Inc.; David L. Simon, who prior to April 2000 was Head of DreamWorks Television Animation Studios; and Stuart C. Snyder, who between January 2002 and January 2003 was President of Snyder Entertainment Group Inc., between June 2000 and November 2001 was President and Chief Operating Officer of WWF Entertainment, Inc., between October 1999 and May 2000 was President of USA Home Entertainment and prior to October 1999 was President and Chief Operating Officer of Feld Entertainment.

The information as to the number of Shares held or controlled by the above-named nominees is not within the knowledge of the Corporation and has been furnished by the respective nominees.

If any of the nominees named above is for any reason unavailable to serve as a director, proxies will be voted for the remaining nominees, unless the shareholder has specified in the proxy that his Shares are to be withheld from voting with respect to the election of directors. The election of the nominees named herein requires the approval of not less than a majority of the votes cast in respect thereof by the shareholders present at the Meeting in person or represented by proxy. See note 1 to the table under "Voting Shares and Principal Holders". **Members of the Board recommend a vote in favour of the above-named nominees proposed by management. Unless contrary instructions are given, the persons named in the enclosed proxy form will vote FOR the election of the nominees whose names are listed above.**

On April 19, 2002 the Voting Trust Agreement was entered into among Micheline Charest, Ronald A. Weinberg, 153114 Canada Inc., 2950995 Canada Inc. and Mr. Robert Després. Pursuant thereto, in connection with the election of directors of the Corporation, Mr. Després was appointed trustee of the voting rights attached to the securities of the Corporation held, directly or indirectly, by Ms. Charest and Mr. Weinberg. Mr. Després was also empowered to carry out any act in his entire discretion as trustee, including the power to nominate any person to the Board, all in the best interests of all the shareholders, without any interference by Ms. Charest or Mr. Weinberg. The Voting Trust Agreement is in effect until March 15, 2007.

The aggregate cash compensation paid or payable by the Corporation and its subsidiaries to the executive officers of the Corporation for services rendered during the financial years of the Corporation ended November 30, 2002, 2001 and 2000 was $3,015,691, $4,084,746 and $3,437,350, respectively. These figures do not take into account amounts claimed by the Corporation from Ms. Charest, Mr. Weinberg and Mr. Hasanain Panju, the former Chief Financial Officer of the Corporation, in connection with payments which the Corporation alleges were improperly made to them. See "Related Party Transactions". The number of executive officers of the Corporation who received cash compensation during the financial years ended November 30, 2002, 2001 and 2000 was 21, 20 and 27, respectively.

Compensation of Named Executive Officers

The table below sets out detailed information with respect to the compensation of the Interim President and Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") who were serving as executive officers for services rendered in all capacities during each of the financial years ended November 30, 2002, 2001 and 2000 and measured by base salary and incentive bonuses. The information includes base salaries, bonus awards and all other compensation not reported elsewhere. **Shareholders are reminded that the Corporation has not issued audited financial statements for the 2000 financial year.**

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | Payouts | | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities under Options (Limited Voting Shares)[2]	Restricted Stock Awards	LTIP Payouts ($)	All Other Compensation ($)
George Rossi[3] Interim President, Chief Executive Officer, Senior Vice-President and Chief Financial Officer	2002 2001 2000	335,577 300,000 26,539	381,429[4] 300,000 70,000	— — —	— — —	— — —	— — —	— — —
Barrie Usher[5] President and Chief Executive Officer	2002 2001 2000	462,462 480,000 360,000	— 500,000[6] —	— — —	— — —	— — —	— — —	120,000[7] — —
Stephen T. Carson[17] President, CINAR Education, Inc. and President, Carson-Dellosa Publishing Company, Inc.	2002 2001 2000	US 272,115[8] US 250,000 US 225,148	US 189,750[9][10] US 100,000 US 75,000	— — —	10,000 10,000 10,000	— — —	— — —	— — —
Patricia L. Carson[17] Vice-President Carson-Dellosa Publishing Company, Inc.	2002 2001 2000	US 200,000[11] US 194,230 US 164,053	US 124,000[9][12] US 75,000 US 50,000	— — —	10,000 10,000 10,000	— — —	— — —	— — —
Michael Mayberry[17] Vice-President, CINAR Education, Inc. and President, HighReach Learning, Inc.	2002 2001 2000	US 196,652[13] US 171,000 US 169,312	US 85,000[9][14] US 75,000 US 50,000	— — —	— — —	— — —	— — —	— — —
Sharon Mayberry[17] Vice-President, HighReach Learning, Inc.	2002 2001 2000	US 179,079[15] US 171,000 US 169,312	US 55,000[9][16] US 50,000 US 40,000	— — —	— — —	— — —	— — —	— — —

(1)   Perquisites do not exceed the lesser of $50,000 and 10% of the total of the salary and bonus during the financial year.
(2)   Represents the cumulative number of outstanding options held at the end of the applicable financial year by each Named Executive Officer.
(3)   Mr. Rossi joined the Corporation in November 2000 as Senior Vice-President and Chief Financial Officer and succeeded Mr. Usher as Interim President and Chief Executive Officer on September 13, 2002. Mr. Rossi held these positions until February 11, 2003 whereby he resumed his positions as Senior Vice-President and Chief Financial Officer. Mr. Rossi earned $101,538 as Interim President and Chief Executive Officer in financial year 2002.
(4)   Mr. Rossi's bonus was earned in financial year 2002 of which $81,429 will be paid in financial year 2003.
(5)   Mr. Usher joined the Corporation in March 2000 and left on September 13, 2002.
(6)   Mr. Usher's bonus was earned in financial year 2001 but was paid in financial year 2002.
(7)   Represents a three month salary severance package.
(8)   Mr. Carson's salary, in Canadian funds, for the financial years 2002, 2001 and 2000 was $427,711, $386,074 and $333,512, respectively.
(9)   The bonus was earned in financial year 2002 and will be paid in financial year 2003.
(10)   Mr. Carson's bonus, in Canadian funds, for the financial years 2002, 2001 and 2000 was $298,249, $154,430 and $111,097, respectively.
(11)   Ms. Carson's salary, in Canadian funds, for the financial years 2002, 2001 and 2000 was $314,360, $299,950 and $243,012, respectively.
(12)   Ms. Carson's bonus, in Canadian funds, for the financial years 2002, 2001 and 2000 was $194,903, $115,823 and $74,065, respectively.
(13)   Mr. Mayberry's salary, in Canadian funds, for the financial years 2002, 2001 and 2000 was $309,098, $264,075 and $250,802, respectively.

(14)   Mr. Mayberry's bonus, in Canadian funds, for the financial years 2002, 2001 and 2000 was $133,603, $115,823 and $74,065, respectively.
(15)   Ms. Mayberry's salary, in Canadian funds, for the financial years 2002, 2001 and 2000 was $281,476, $264,075 and $250,802, respectively.
(16)   Ms. Mayberry's bonus, in Canadian funds, for the financial years 2002, 2001 and 2000 was $86,449, $77,215 and $59,252, respectively.
(17)   The remuneration is set out in US funds, given that remuneration was paid in US dollars.

Option Grants During the Most Recently Completed Financial Year

In light of the Cease-Trade Orders, no options to acquire Shares were granted to the Named Executive Officers during the financial year ended November 30, 2002. Details of the Corporation's stock option plan are set out under "Compensation Pursuant to Plans" in this Management Proxy Circular.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Value

None of the Named Executive Officers acquired any securities of the Corporation pursuant to the exercise of stock options during the financial year ended November 30, 2002. Until the Cease-Trade Orders cease to apply or exemptions therefrom are obtained, the Named Executive Officers will not be entitled to acquire any Shares of the Corporation.

The following table summarizes, for each of the Named Executive Officers, the number of Shares of the Corporation subject to unexercised options under the relevant plan as at November 30, 2002. The Shares have not traded on any organized market since March 2000; accordingly, information relating to the value of options as at November 30, 2002 is not available.

	Outstanding Options to Acquire Limited Voting Shares as of November 30, 2002		
	Unexercisable	**Exercisable**	**Total**
George Rossi..	—	—	—
Barrie Usher..	—	—	—
Stephen T. Carson..	8,000	2,000	10,000
Patricia L. Carson	8,000	2,000	10,000
Michael Mayberry..	—	—	—
Sharon Mayberry	—	—	—

Termination of Employment, Change in Responsibilities and Employment Contracts

Prior to September 13, 2002, George Rossi was employed by the Corporation as its Senior Vice-President and Chief Financial Officer pursuant to an employment agreement, effective as of November 1, 2000. From September 13, 2002 to February 11, 2003, Mr. Rossi was also employed by the Corporation as its Interim President and Chief Executive Officer. Under his employment agreement, as amended at the time of his appointment as Interim President and Chief Executive Officer, Mr. Rossi is entitled to receive a monthly base salary of $40,000 and a cash bonus totalling $216,664. The initial term of Mr. Rossi's employment agreement was one year. The term was extended for a period of six months and further extended for a period of eight months, commencing September 1, 2002. In the event that the Corporation and Mr. Rossi are unable to reach satisfactory renewal terms at April 30, 2003, Mr. Rossi shall be entitled to a three months' severance package including salary and a pro rata share of the bonus and other benefits.

Barrie Usher was employed by the Corporation until September 13, 2002 as its President and Chief Executive Officer pursuant to an employment agreement. The initial term of Mr. Usher's employment agreement was one year and was extended initially for a further period of six months, on a second occasion for a period of four months, and on a third occasion for a period of six months. Mr. Usher was entitled to receive a monthly base salary of $40,000. When Mr. Usher's employment terminated, the Corporation was required by contract to pay him the equivalent of three months' salary.

Stephen T. Carson is employed by Carson-Dellosa Publishing Company, Inc., a wholly-owned subsidiary of the Corporation, as its President pursuant to a five-year employment agreement entered into on April 30, 2002. Mr. Carson's current annual base salary is US$275,000 and will be increased annually by at least 10% of his original base salary no later than the third anniversary of the employment agreement. Further, Mr. Carson's employment agreement provides that if in any fiscal year the EBITDA for the Corporation's Carson-Dellosa or CINAR Education, Inc. subsidiary equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for the subsidiary for that year, Mr. Carson will be paid a commensurate annual bonus equal to an amount ranging from 5% to 50% of Mr. Carson's base salary in respect of each of the two subsidiaries that attains the relevant EBITDA. If Mr. Carson's employment is terminated for any reason, other than termination by the Corporation "for cause" or by resignation of Mr. Carson without "good reason", prior to the date on which any bonus is required to be paid to Mr. Carson, a bonus pro rated for the portion of the year during which Mr. Carson was employed will be paid to Mr. Carson. If Mr. Carson's employment is terminated "without cause" or if he resigns for "good reason" before the third anniversary of his employment agreement, Mr. Carson will be entitled to all of his compensation, bonuses and benefits then in effect for what would have been the remaining term of the agreement but for the termination. If Mr. Carson's employment is terminated "without cause" or if he resigns for "good reason" on or after the third anniversary of his employment agreement and after a "change in control" of the Corporation, Mr. Carson will be entitled to a severance payment equal to two times his then base salary plus an amount equal to the average of the bonuses paid to him for the two fiscal years immediately preceding the "change in control".

Patricia L. Carson is employed by Carson-Dellosa Publishing Company, Inc., a wholly-owned subsidiary of the Corporation, as its Vice-President pursuant to a five-year employment agreement entered into on April 30, 2002. Ms. Carson's current annual base salary is US$200,000 and will be increased annually by at least 5% of her then annual base salary at the beginning of each of the second and third anniversaries of her employment agreement. Further, Ms. Carson's employment agreement provides that if in any fiscal year the EBITDA for the Corporation's Carson-Dellosa or CINAR Education, Inc. subsidiary equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for the subsidiary for that year, Ms. Carson shall be paid a commensurate annual bonus equal to an amount ranging from 8% to 80% of Ms. Carson's base salary. If Ms. Carson's employment is terminated for any reason, other than termination by the Corporation "for cause" or by resignation of Ms. Carson without "good reason", prior to the date on which any bonus is required to be paid to Ms. Carson, a bonus pro rated for the portion of the year during which Ms. Carson was employed will be paid to Ms. Carson. If Ms. Carson's employment is terminated "without cause" or if she resigns for "good reason" before the third anniversary of her employment agreement with the Corporation, Ms. Carson will be entitled to all of her compensation, bonuses and benefits then in effect for what would have been the remaining term of the agreement but for the termination. If Ms. Carson's employment is terminated "without cause" or if she resigns for "good reason" on or after the third anniversary of her employment agreement and after a "change in control" of the Corporation, Ms. Carson will be entitled to a severance payment equal to two times her then base salary plus an amount equal to the average of the bonuses paid to her for the two fiscal years immediately preceding the "change in control".

Michael Mayberry is employed as the Vice-President of CINAR Education, Inc. and President of HighReach Learning, Inc., each a wholly-owned subsidiary of the Corporation, pursuant to a five-year employment agreement entered into on May 2, 2002. Mr. Mayberry's current annual base salary is US$200,000 and will be increased annually by 10% of his original base salary on the third anniversary of his employment agreement. Further, Mr. Mayberry's employment agreement provides that if in any fiscal year the EBITDA for the Corporation's HighReach Learning subsidiary equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for the subsidiary for that year, Mr. Mayberry will be paid a commensurate annual bonus equal to an amount ranging from 6% to 52.5% of Mr. Mayberry's base salary. In addition, if in any fiscal year the EBITDA for the Corporation's CINAR Education, Inc. subsidiary equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for the subsidiary for that year, Mr. Mayberry will be paid a commensurate annual bonus equal to an amount ranging from 2% to 17.5% of Mr. Mayberry's base salary. If Mr. Mayberry's employment is terminated "without cause" or if he resigns for "good reason", Mr. Mayberry will be entitled to all of his compensation, bonuses and benefits then in effect for what would have been the remaining term of the agreement but for the termination.

Sharon Mayberry is employed by HighReach Learning, Inc., a wholly-owned subsidiary of the Corporation, as its Vice-President pursuant to a five-year employment agreement entered into on May 2, 2002. Ms. Mayberry's current annual base salary is US$185,000 and will be increased annually by 5% of her original base salary on the third anniversary of her employment agreement. Further, Ms. Mayberry's employment agreement provides that if in any fiscal year the EBITDA for the Corporation's HighReach Learning, Inc. subsidiary equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for the subsidiary for that year, Ms. Mayberry will be paid a commensurate annual bonus equal to an amount ranging from 4% to 50% of Ms. Mayberry's base salary. If Ms. Mayberry's employment is terminated "without cause" or if she resigns for "good reason", Ms. Mayberry will be entitled to all of her compensation, bonuses and benefits then in effect for what would have been the remaining term of the agreement but for the termination.

The Corporation has also entered into agreements with the Named Executive Officers and with other members of its senior management providing for the payment of retention bonuses in the case of a change of control of the Corporation. Generally, a change of control is defined as: (i) the acquisition, in any manner, by any person or group of persons acting jointly or in concert of more than 50% of the outstanding voting shares of the Corporation; (ii) a sale by the Corporation of all or substantially all of its undertakings and assets; (iii) a sale by the Corporation of all or substantially all of its Entertainment Division; or (iv) the voluntary liquidation, dissolution or winding-up of the Corporation in connection with which a distribution is made to its shareholders.

In the event of a termination or cessation of employment of a Named Executive Officer or other member of senior management subsequent to a change of control of the Corporation, he or she generally will be entitled to receive a lump sum amount equal to 12 months' base salary plus one month salary per year of service to a maximum of 24 months, the continuation of all benefits for the same period and an additional amount equal to the pro rated average of the performance incentive paid to the person over the two preceding years. In addition, all options held by the employee will immediately vest.

In the event that the employment of a Named Executive Officer or other member of senior management is terminated by the Corporation without just cause or the Named Executive Officer or other member of senior management ceases his employment with the Corporation for "good reason", he or she generally will be entitled to receive a lump sum amount equal to six months' base salary plus one month salary per year of service with the Corporation to a maximum of 24 months, the continuation of all benefits, pensions, perquisites and allowances for the same period and an additional amount equal to the pro rated average of the performance incentive paid over the preceding two years. In addition, all options held by the employee shall immediately vest.

Compensation of Directors

Prior to the last annual meeting of shareholders of the Corporation held on April 29, 2002, each director received the following compensation for services rendered during his or her term of office: (a) a basic annual retainer for services as a director of $5,000 ($75,000 in the case of the Chairman of the Board) payable in quarterly instalments; (b) $500 for each Board or Special Committee meeting attended in person or $250 for each Board or Special Committee meeting attended via telephone; (c) $250 for each meeting of the Audit Committee or the Compensation Committee; and (d) reimbursement for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Subsequent to the last annual meeting of shareholders, effective as of April 30, 2002, each director receives the following compensation for services rendered during his or her term of office: (a) a basic annual retainer for services as a director of $15,000 ($50,000 in the case of the Chairman of the Board) payable in quarterly instalments; (b) $1,000 for each Board or Special Committee meeting attended in person or via telephone; (c) $5,000 per annum in lieu of the proposed stock component of the director's compensation, until such time as the Shares are listed on a stock exchange or quoted on a stock quotation system; and (d) reimbursement for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. In addition, Committee Chairs receive an additional annual retainer of $2,000.

In addition to the base compensation described above, non-executive directors may also be granted options under the Corporation's stock option plan. No options were granted to non-executive directors during the financial year ended November 30, 2002.

In October 2002, each director was granted 20,000 performance units (the "Performance Units") pursuant to the Corporation's 2002 Performance Unit Plan (the "Performance Unit Plan"). Each Performance Unit constitutes a right to receive in cash the appreciation in value of one Performance Unit, which appreciation will be equal to the difference between the value of a Performance Unit on the date of the grant (the "Grant Price") or such other date specified by the Board, and the value of a Performance Unit at the date of exercise. The term of the Performance Units is five years from the date of grant, except in certain circumstances. Subject to certain conditions, the Performance Units granted to the directors in October 2002 can be exercised commencing two years after the date of the grant. A condition of exercise of a Performance Unit granted to the directors is that the value of the Performance Unit must be equal to, or greater than, the Grant Price multiplied by two and one-half (2.5). In the event of a "change of control" (as defined in the Performance Unit Plan), all outstanding Performance Units will fully vest and be exercisable and the condition relating to achieving a certain multiple in order to exercise the Performance Units will no longer apply.

During the financial years ended November 30, 2002, 2001 and 2000, the Corporation paid to its directors (including former directors) aggregate fees of $567,224, $339,750 and $243,500, respectively. Given his time commitment, the Chairman of the Board is to be paid an additional non-recurring retainer of $50,000 payable over the 12 month period commencing May 1, 2002.

Compensation Pursuant to Performance Incentive Plans

Stock Option Plan

The Corporation maintains a Stock Option Plan for directors, officers and employees of the Corporation and its subsidiaries (the "Plan") under which the Board or a committee appointed for such purpose may periodically grant to directors, officers or employees of the Corporation options to acquire Limited Voting Shares, in such numbers, under such terms and at such exercise prices as are determined by the Board or such committee.

As at February 28, 2003, options to purchase 420,000 Multiple Voting Shares and options to purchase 671,450 Limited Voting Shares were outstanding, of which options to purchase 420,000 Multiple Voting Shares and 667,750 Limited Voting Shares were held by present and former directors or officers of the Corporation.

During the financial year ended November 30, 2002, no options were exercised and no Shares were issued. Although the Corporation received on March 15, 2002 a notice from each of Ms. Charest and Mr. Weinberg that they were exercising their options relating to an aggregate of 420,000 Multiple Voting Shares and 420,000 Limited Voting Shares at a price of $2.75 per share, no Shares were issued by the Corporation due to the Cease-Trade Orders.

Each option is exercisable during a period determined by the Board or a committee appointed for such purpose, which period, in any event, shall not exceed ten years. The options are non-assignable. In the event that an offer to purchase is made to all holders of Shares, all unexercised options will become exercisable immediately at a subscription price to be determined by the Board or a committee appointed for such purpose (not to be less than the exercise price as determined at the time of the grant), but only to the extent necessary to enable an optionee to tender his or her Shares should the optionee desire.

As a result of the Cease-Trade Orders, and except if same are lifted or an exemption therefrom is obtained, the Board cannot currently grant any options to acquire Shares of the Corporation to any person nor can the Corporation issue any Shares upon an exercise of outstanding options by directors, officers or employees. In accordance with the terms of the Plan, the Board has, on occasion, granted an extension for the expiry date of options granted to directors, officers or employees who have left the Corporation's employment. However, in no event, has the extended expiry date exceeded the original expiry date of the option so extended.

Annual Incentive Plan

The Corporation had previously established the 1997 Profit Sharing Plan for Management (the "Incentive Plan"). Starting with the 1997 financial year, up to 10% of the Corporation's earnings before interest on long-term debt and income taxes ("Plan Earnings"), based on its audited financial statements, would be reserved under the Incentive Plan for purposes of distribution to management in accordance with defined criteria. Amounts can be paid under the Incentive Plan only to the extent that Plan Earnings less the sum of interest income included therein exceeds 15% of the excess of shareholders' equity over net cash at the beginning of the financial year. No amount was paid under the Incentive Plan for the financial years ended November 30, 2002, 2001 and 2000.

Retention and Performance Bonuses

Given the particular circumstances of the Corporation, the Corporation paid retention and performance bonuses to its senior officers in each of the financial years ended November 30, 2002, 2001 and 2000. The aggregate amount of these bonuses was $2,050,762, $1,906,721 and $1,409,503, respectively.

2002 Performance Unit Plan

The Board recently adopted the Performance Unit Plan in order to promote a spirit of entrepreneurship within the Corporation and support a business strategy based on profitable growth. Key employees, senior officers and outside directors of the Corporation are eligible to participate in the Performance Unit Plan. See "Executive Compensation – Compensation of Directors".

Report on Executive Compensation by the Management Resources and Compensation Committee

The Management Resources and Compensation Committee provides advice and recommendations to the Board on compensation for the President and Chief Executive Officer and directs reports to the latter, on policies, practices and compensation programs that apply to the entire staff, financial incentives, social benefits, pension plans as well as broad human resources issues.

The following persons were members of the Management Resources and Compensation Committee during the financial year ended November 30, 2002: Marcel Aubut (Chairman), Robert Després and David L. Simon, a majority of whom are outsiders of and unrelated to the Corporation. The Management Resources and Compensation Committee met six times during the year. Generally the President and Chief Executive Officer attends the meetings of the Committee, except when matters related to his compensation are involved. He is not entitled to vote at the meetings. The Committee Chairman reports to the Board on Committee proceedings and submits its recommendations for approval by the Board.

For senior officers of the Corporation, the Management Resources and Compensation Committee favours an aggregate compensation package including the following elements: (a) a base salary sufficient to attract and retain first rate candidates; (b) a short-term bonus plan, representing a substantial portion of the compensation and linked to the achievement of defined annual objectives, as described under "Annual Incentive Plan"; (c) a stock option plan favouring the ongoing employment or long-term retention of key officers (no options have been issued under this plan since April 1999); (d) a personal benefits and group insurance plan comparable to industry standards; (e) a performance unit plan; and (f) a sufficient protection in case of incapacity, death or a change of control of the Corporation.

The guiding principles behind the compensation policy are to provide incentives to the Corporation's executive officers to achieve results in order to provide shareholders with an added value on their investment, to retain the services of the Corporation's executive officers, to take into account the unique and difficult circumstances of the Corporation, to offer executive officers a competitive compensation and to minimize the importance of fixed compensation in order to put emphasis on the variable components.

The Management Resources and Compensation Committee reviews and reports to the Board on policies for assessing the performance of the President and Chief Executive Officer and recommends to the Board the compensation of the President and Chief Executive Officer.

The Committee relies on the advice, for the completion and revision of the compensation policy, of independent consultants who provide data on reference markets and comments on the proposed policy.

Submitted by the Management Resources and Compensation Committee:


Marcel Aubut   Robert Després   David L. Simon


Performance Graph

The Toronto Stock Exchange and the Nasdaq National Market halted trading in the Shares in March 2000. As at the close of business on August 30, 2001, the Toronto Stock Exchange delisted the Shares as a result of the Corporation's failure to meet its listing requirements. The Nasdaq National Market also delisted the Shares effective on August 2, 2000. Consequently, the Shares have not been traded on an organized market for more than three years.

In light of the foregoing, this Management Proxy Circular does not present a performance graph illustrating the cumulative total return of an investment in the Shares as, in the opinion of the Corporation, it would not include reliable information with respect to the price of the Shares during the last financial year.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS


The Board determined in February 1995 that total indebtedness of directors and senior officers to the Corporation shall not exceed $750,000. As of March 10, 2003 and without taking into account amounts claimed by the Corporation from Ms. Charest, Mr. Weinberg and Mr. Hasanain Panju, the former Chief Financial Officer, in connection with payments which the Corporation alleges were improperly made to them, no director, senior officer or former director or senior officer of the Corporation was indebted to the Corporation. See "Related Party Transactions".


APPOINTMENT OF AUDITORS


Richter, Usher & Vineberg, Chartered Accountants, have served as the auditors of the Corporation since November 22, 2001. The Board recommends that shareholders of the Corporation vote their Shares for the appointment of Richter, Usher & Vineberg, Chartered Accountants, as the auditors of the Corporation and authorize the directors to fix their remuneration. Unless instructions are given to withhold from voting with respect to the appointment of auditors, the persons named in the enclosed proxy form will vote FOR the appointment of Richter, Usher & Vineberg, Chartered Accountants, as auditors of the Corporation until the adjournment of the next annual meeting of the shareholders at such remuneration as may be fixed by the directors.

AMENDMENT TO GENERAL BY-LAWS

In June 2001, the *Canada Business Corporations Act* (the "CBCA") was amended, which amendments came into effect on November 24, 2001 (the "CBCA Amendments"). The CBCA Amendments were designed, in part, to modernize decision making and the transmission of documents by recognizing the use of electronic tools. On February 18, 2003, the Board of the Corporation adopted a resolution repealing the existing Code of General By-Laws of the Corporation, adopted in 1993, and approving By-Law 2003, being a by-law relating generally to the transaction of the business and affairs of the Corporation, in order to benefit from the CBCA Amendments and to ensure that the general by-laws of the Corporation are in conformity with the CBCA as amended. Under the CBCA, By-Law 2003 was effective immediately upon its adoption by the Board on February 18, 2003, but is subject to ratification by the shareholders at the Meeting. The text of the resolution with respect to the ratification of By-Law 2003 is annexed as Schedule A to this Management Proxy Circular. In order for the resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting. If the resolution is not adopted, By-Law 2003 will cease to be effective and the Code of General By-Laws, adopted in 1993, will again be in force.

The key differences between By-Law 2003 and the Code of General By-Laws are as follows:

1.   **Location of Registered Office and Corporate Seal**

As a result of the CBCA Amendments, a corporation must indicate in its articles the province in which its registered office is located. Previously, it had to indicate the place of its registered office, such as a city or municipality and, as a result, any change of address of the corporation's registered office outside of the place specified required an amendment to its articles. By-Law 2003 sets out that the "registered office of the Corporation is situated in the province recorded in the articles of the Corporation, at the address determined by the directors".

2.   **Shareholders**

Place of Meetings – As a result of the CBCA Amendments, unless the by-laws of a corporation provide otherwise, shareholders may participate in meetings of shareholders by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other and that the corporation makes available to them. By-Law 2003 provides for such participation in meetings of the shareholders of the Corporation.

Notice of Meetings – Notice of the time and place of a meeting of shareholders must now be sent not less than 21 days and not more than 60 days before the meeting. By-Law 2003 provides for such notice.

Record Date – The CBCA Amendments provide for the setting of a record date with respect to certain matters. By-Law 2003 provides for such a record date.

Decisions by a Majority – By-Law 2003 provides that the chairman of a meeting of shareholders shall have a casting vote in the event of a tie vote.

Voting – By-Law 2003 provides for a vote by means of a telephonic, electronic or other communication facility in accordance with the CBCA Amendments. Also, By-Law 2003 provides that any person participating in a meeting of the shareholders by means of a communication facility may vote by such means that the Corporation has made available for that purpose, the whole in accordance with the CBCA Amendments.

3.   **Board of Directors**

Election and Term of Office – As a result of the CBCA Amendments, the election or appointment of a director is subject to his or her consent, before or within ten days after his or her election or appointment, unless the director was present at the meeting at which he or she was elected and did not object, or subsequently acted as a director. By-Law 2003 provides for such consent.

Participation – As a result of the CBCA Amendments, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. By-Law 2003 provides for this type of participation.

Powers of Directors – As a result of the CBCA Amendments, the directors "shall manage, or supervise the management of, the business and affairs of a corporation". By-Law 2003 reflects these obligations.

Information and Conflict of Interest – As a result of the CBCA Amendments, a director or an officer of a corporation shall disclose in writing, or shall enter in the minutes of the directors' meeting, his or her interest not only in a material contract or material transaction made, but also in a proposed material contract or material transaction with the corporation, if the director or officer is a party to such contract or transaction, if he or she is a director or an officer of a party to the contract or transaction or an individual acting in a similar capacity, or has a material interest in a party to the contract or transaction. By-Law 2003 provides for the foregoing.

4.   **Indemnification of Directors and Officers**

Indemnity – The CBCA Amendments broaden the rules relating to indemnification of officers and directors, so as to allow a corporation to advance defence costs and to indemnify with respect to investigative proceedings. By-Law 2003 provides for such expanded indemnification.

5.   **Share Capital**

Share Certificates and Stock Transfers – By-Law 2003 provides that the signature on share certificates may be printed or otherwise mechanically reproduced thereon, the whole in accordance with the CBCA Amendments.

Securities Registers – As a result of the CBCA Amendments, a corporation is allowed to keep all or any part of its records at a place outside Canada. By-Law 2003 provides for such record keeping.

Record Date and Closing of Books – As a result of the CBCA Amendments, the record date fixed by the directors for purposes of determining shareholders entitled to receive payment of a dividend, to participate in a liquidation distribution or for any other purpose must now be fixed not more than 60 days before the particular action. By-Law 2003 provides for such a record date.

Signature and Provision of Documents – By-Law 2003 provides for the execution of instruments for and on behalf of the Corporation, in accordance with the CBCA Amendments.

6.   **Electronic Documents**

The CBCA Amendments authorize corporations to communicate with their shareholders by means of modern technologies if, among other things, the corporation has obtained the written consent of the addressee and the addressee has designated an information system for the receipt of the electronic document, which consent may be revoked at any time. The CBCA Amendments further provide that an electronic document need not be sent to the address designated by a shareholder if the document is posted on a website and the addressee is provided with notice of the website. The CBCA Amendments also provide that when a document must be provided to several addressees, the document must be provided to them simultaneously. By-Law 2003 allows the Corporation to distribute electronic documents to its shareholders.


AMENDMENT TO ARTICLES


As a result of the CBCA Amendments, a corporation must indicate in its articles the province in which its registered office is located. Accordingly, on February 18, 2003, the Board adopted a resolution to amend the Articles of the Corporation so as to specify that the registered office of the Corporation shall be in the Province of Quebec.

Shareholders will be asked to consider a special resolution authorizing an amendment to the Articles of the Corporation as described above for the purpose of specifying Quebec as the province in which the Corporation's registered office shall be located. A resolution amending the Articles of the Corporation must be adopted by not less than two-thirds of the votes cast in person or by proxy by the shareholders who are entitled to vote in respect of the special resolution. The text of the special resolution is annexed as Schedule B to this Management Proxy Circular.


RELATED PARTY TRANSACTIONS


The Corporation has not issued audited financial statements with respect to the 2000 and 1999 financial years and accordingly cannot provide assurance that all transactions with related parties during those periods have been identified. However, as a result of the Corporation's review of its records, it was determined that there existed previously undisclosed related party transactions between the Corporation and certain directors and officers of the Corporation and entities controlled by these individuals during those periods. On January 30, 2001, the Corporation instituted legal proceedings against

Mr. Weinberg, Ms. Charest, Mr. Panju and certain affiliated companies, claiming a total amount of $28,620,469 owing in relation to various related party transactions in addition to other relief in relation to accounting of profits realized by Mr. Weinberg, Ms. Charest, Mr. Panju and companies controlled by them through the direct or indirect use of certain assets of the Corporation. The defendants have filed pleas and counter-claims. On January 23, 2003, the Corporation amended its claim as against Mr. Weinberg and Mr. Panju solidarily in order to recuperate the aggregate amount of $59,315,360, being the shortfall resulting from the possible failure of Globe-X Canadiana Limited and Globe-X Management Limited to entirely repay the sums owed by those entities to the Corporation.

Since June 9, 1989, the Corporation has been sub-leasing its premises at 1207 St. André Street, Montreal, Quebec, Canada from McRaw Holdings Inc. ("McRaw"), a company controlled by Ms. Charest and Mr. Weinberg. McRaw in turn leases such premises from CAFA Realties Inc. ("CAFA"), a company of which Mr. Ray McManus, a former director of the Corporation, owns indirectly approximately 40% of the shares. The annual rent payable by McRaw under the principal lease is $1.5 million (being the price at which CAFA originally purchased the property from the Corporation in 1989) multiplied by a percentage (the "Rent Factor") equal to the annual interest rate payable by CAFA on the first ranking hypothecary loan affecting the premises plus 2%. The rent currently payable by the Corporation to McRaw is $14,585 per month while the rent currently payable by McRaw under the principal lease is $13,338 per month. In the event that CAFA has not effected or, as the case may be, renewed a hypothecary loan with respect to the premises, the Rent Factor shall be the average annual mortgage rate charged by the two largest trust companies in Quebec at their mortgage rate for five-year term loans with respect to similar properties plus 2%. The lease expires on June 8, 2004. McRaw had an option to purchase the property at 1207 St. André Street from CAFA in June 2002 at a price of $1,623,750, and has in June 2003 an option to purchase the above property at a price of $1,590,000 and in June 2004 at a price of $1.5 million (being, as set out above, CAFA's original purchase price).

Carson-Dellosa Publishing Company, Inc. leases its premises at 4321 Piedmont Parkway, High Point Township, North Carolina from the Carson-Dellosa Family Limited Partnership (the "Limited Partnership"), and at 225 Standard Drive, Deep River, North Carolina from Carson, Carson and Dellosa LLC (the "LLC"). Stephen T. Carson, President of Carson-Dellosa Publishing Company, Inc., is the general partner of the Limited Partnership and the manager of the LLC. Mr. Carson's wife, Patricia L. Carson, a Vice-President of Carson-Dellosa Publishing Company, Inc., and their two children are limited partners of the Limited Partnership. Ms. Carson and Janet B. Dellosa, also a Vice-President of Carson-Dellosa Publishing Company, Inc., are members of the LLC. The monthly rent payable by Carson-Dellosa Publishing Company, Inc. at 4321 Piedmont Parkway and at 225 Standard Drive is currently US$28,000 and US$32,650, respectively. The lease for each property provides that the rent is subject to annual increases, beginning at the commencement of the second year of the term of each lease, by a percentage equal to the percentage increase in the Consumer Price Index, but in no event more than 5% in any year. The lease for 4321 Piedmont Parkway shall terminate on June 28, 2003. The lease for 225 Standard Drive expires on June 28, 2003 unless renewed by Carson-Dellosa Publishing Company, Inc. for an additional term. The Corporation expects that the lease will be extended for a period of 3 to 5 years.

HighReach Learning, Inc. leases its premises at 36 Old Shoals Road, Arden, North Carolina from New Adventures, a North Carolina General Partnership related to Michael Mayberry, Vice-President, CINAR Education, Inc. and President, HighReach Learning, Inc., Sharon Mayberry, Vice-President, HighReach Learning, Inc., Kathy H. Kelley, Vice-President, HighReach Learning, Inc., and Phillip G. Kelley, Vice-President, HighReach Learning, Inc. The monthly rent payable by HighReach Learning, Inc. at 36 Old Shoals Road is currently US$8,628.75. The lease expires on October 31, 2003 unless renewed for an additional term.

On May 3, 2002, the Corporation announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc. The settlement agreement provides that the Corporation will pay seven plaintiffs an aggregate amount of US$19,850,000 (CDN$31,800,000) of which US$11,867,000 (CDN$18,571,000) has been paid to November 30, 2002 and the balance is payable in two instalments, March 2003 and March 2004.

LIABILITY INSURANCE FOR DIRECTORS AND EXECUTIVE OFFICERS

The Corporation has purchased liability insurance for its directors and executive officers, as well as for those of its subsidiaries, covering them against certain liabilities they incur in these capacities. This insurance provides annual protection of US$25,000,000 for any liability incurred. A deductible of US$250,000 exists for each claim made under the liability indemnity coverage of the Corporation. The total amount of the premium for the policy period from May 2002 to May 2003 is US$578,757. The total amount of the premium paid by the Corporation for the policy period, May 2001 to May 2002, and May 2000 to May 2001 was US$581,690 and US$787,000, respectively.

On August 24, 2001, an action was brought against the Corporation and others by Liberty Mutual Insurance Company ("Liberty") in the Superior Court, District of Montreal. The action seeks declaratory relief annulling policies of directors' and officers' insurance issued by Liberty in the policy years 1997, 1998 and 1999 and the recovery of approximately $900,000 of legal fees which have been paid on behalf of the Corporation and its directors and employees. The action remains outstanding, but its impact, with respect to the Corporation, is expected to be immaterial.

CORPORATE GOVERNANCE PRACTICES

In December 1994, the Toronto Stock Exchange (the "TSX") Committee on Corporate Governance in Canada issued a report containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the TSX adopted a requirement stipulating that each listed company must disclose its approach to corporate governance with reference to the guidelines. The following are the 14 guidelines established by the TSX with respect to corporate governance and the Corporation's practice as regards each of the guidelines.

GUIDELINES OF TSX FOR EFFECTIVE CORPORATE GOVERNANCE	CINAR PRACTICES
The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.	The general duty of the Board is to manage or supervise the management of the business and the affairs of the Corporation. The Board recognizes that it is ultimately responsible for assuring that the business and affairs of the Corporation are managed properly in order to protect and enhance shareholder value, including the financial viability of the business.
	As a first order of business in 2002, the Board created Terms of Reference and an annual work schedule for the Board and its committees.
	The Board discharges its responsibilities directly and through the delegation of responsibilities to each of its committees. The Board determines matters of corporate policy, assesses management's execution of these policies and reviews the results obtained.
	There are eight scheduled Board meetings per year. Additional meetings of the Board are held as required.
And as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:	
(a) adoption of a strategic planning process;	The Board has adopted a strategic planning process and reviews and approves annually the up-dated strategic plan which takes into account, among other things, the opportunities and risks of the business.
(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	The Board has identified the principal risks of the Corporation's business and oversees the implementation of systems to effectively monitor and manage these risks.
(c) succession planning, including appointing, training and monitoring senior management;	The Board is responsible for succession planning. Pursuant to this responsibility, the Board recently appointed Stuart C. Snyder as President and Chief Executive Officer. The Board has put in place programs to assess the performance and contribution of the President and Chief Executive Officer against mutually agreed upon objectives. Succession plans for key management positions are being developed.

GUIDELINES OF TSX FOR EFFECTIVE CORPORATE GOVERNANCE	CINAR PRACTICES
(d) communication policies for the corporation; and	The Board is in the process of adopting a new communications policy for the Corporation. The Board expects that the communications policy will be adopted by the date of the Meeting. To enable the Corporation to communicate effectively with its shareholders, the Corporation has mandated Mr. George Rossi, Senior Vice-President and Chief Financial Officer, as the Corporation's spokesperson. Mr. Rossi may be reached at 1055 René-Lévesque Blvd. East, Montreal, Quebec H2L 4S5 (514-843-7070), and will receive all communications from the shareholders of the Corporation, other stakeholders and the public generally, for compiling feedback about the operations of the Corporation and for effectively interpreting the operations of the Corporation to shareholders.
(e) the integrity of the corporation's internal control and management information systems .	The Board has ensured that there are effective internal controls and management information systems in place in order for the Board to discharge its responsibilities.
The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	The Board is currently composed of nine directors, of whom eight are considered by the Board to be "unrelated" to the Corporation. An "unrelated" director is a director who is independent of management and is free of any relationship and other interests which could, or could reasonably be perceived, to materially interfere with the exercise of his judgment in the best interests of the Corporation. Ms. Micheline Charest and Mr. Ronald A. Weinberg are significant shareholders of the Corporation. In conformity with the settlement agreement with the CVMQ, Ms. Charest and Mr. Weinberg have established the Voting Trust Agreement whereby Mr. Robert Després acts as trustee with respect to matters relating only to the election of directors, without any interference by Ms. Charest and Mr. Weinberg. The Voting Trust Agreement is in effect until March 15, 2007.
The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board will also be required to disclose the analysis supporting this conclusion.	The Board considers that Mr. Marcel Aubut is the only "related" director in that he is a partner of the law firm Heenan Blaikie LLP, which provides legal services to the Corporation.
The board of directors of every corporation should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Nominating and Corporate Governance Committee reviews, reports and provides recommendations to the Board on: candidates for election to the Board and matters of corporate governance including the size of the Board, directors' remuneration in relation to current industry compensation practices, the structure, responsibility and composition of Board committees, and the process and criteria for assessing the performance of the Board as a whole, as well as its individual members, committees and Chairman.

GUIDELINES OF TSX FOR EFFECTIVE CORPORATE GOVERNANCE	CINAR PRACTICES
	The Nominating and Corporate Governance Committee met six times in 2002. The members of the Nominating Committee are: Gordon Craig, Lisa de Wilde (Chair), Pierre Desjardins and Robert Després. All four members of the Nominating and Corporate Governance Committee are unrelated and non-management directors.
Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	The Nominating and Corporate Governance Committee is implementing a process for assessing the performance of the Board as a whole and of its individual members as well as those required for the assessment of the performance of the various committees and the Chairman of the Board. The Nominating and Corporate Governance Committee expects the criteria to be established by the Meeting date.
Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	The Corporation provides an orientation and education program for new appointees to the Board and various committees in the form of information meetings with members of senior management, as well as an on-site visit of the Corporation's premises.
Every board of directors should examine its size and composition and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making.	The Board currently consists of nine directors. Shareholders will be asked to consider ten nominees for election to the Board at the Meeting. The Board is of the view that a Board consisting of ten directors is large enough to present a diversity of views and experience, but also small enough to carry out its duties efficiently.
The board of directors should review the adequacy and form of the compensation of directors, with such compensation realistically reflecting the responsibilities and risks of such positions.	The Board mandated the Nominating and Corporate Governance Committee to review the adequacy and form of the compensation of directors so as to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director. The Board also seeks the advice of independent consultants who provide a market-based assessment of the directors' compensation.
Committees of the board of directors should generally be composed solely of outside directors, a majority of whom are unrelated directors.	All members of the committees are non-management directors and the majority are unrelated to the Corporation.
Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.	The Board mandated the Nominating and Corporate Governance Committee to develop the Corporation's approach to corporate governance issues, including ensuring its implementation and update to new rules. The Nominating and Corporate Governance Committee seeks to attain high standards of corporate governance consistent with the emerging best practices in Canada and the United States.
The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities.	The Board has developed position descriptions for the Board, Chairman of the Board and the President and Chief Executive Officer which outline the scope of authority for each of them.
In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting.	The Management Resources and Compensation Committee approves, for each financial year, the objectives of the President and Chief Executive Officer and reports to the Board on policies for assessing the performance of the President and Chief Executive Officer.

GUIDELINES OF TSX FOR EFFECTIVE CORPORATE GOVERNANCE	CINAR PRACTICES
	The Management Resources and Compensation Committee met six times in 2002. The members of the Management Resources and Compensation Committee are: Marcel Aubut, Robert Després and David L. Simon.
Every board of directors should have in place appropriate structures and procedures that ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to oversee that the board discharges its responsibilities or (ii) assign this responsibility to a non-management director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.	The Board has a chair separate from management and the structures and processes are in place to facilitate the functioning of the Board independently of management. Mr. Després, the Chairman of the Board, is not a member of management.
The audit committee should be composed solely of outside directors. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so	All members of the Audit and Risk Management Committee are outside directors and unrelated. They all are financially literate meaning that they understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. In addition, at least two members have accounting and related financial experience and as such have the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles. The mandate of the Audit and Risk Management Committee is to assist the Board in fulfilling its oversight responsibility for the reporting process, the system of internal control, the audit process both internal and external, the identification and monitoring of principal business risks and the Corporation's process for monitoring compliance with applicable laws and regulations and the code of conduct. In performing its duties, the Audit and Risk Management Committee maintains effective working and reporting relationships with the Board, Management and the external auditors. The role and oversight responsibility of the Audit and Risk Management Committee are set up explicitly in its charter. Among other things, the Audit and Risk Management Committee: − recommends the appointment of the external auditors to the Board and their remuneration and emphasizes to them that the ultimate client is the shareholders and not Management; − meets with Management, after consulting with external auditors, regarding the significant risks and exposures to the Corporation; − reviews the effectiveness of the system for monitoring compliance with applicable laws and regulations and the results of Management's investigation, if any, and follow-up on any fraudulent acts or accounting irregularities;

GUIDELINES OF TSX FOR EFFECTIVE CORPORATE GOVERNANCE	CINAR PRACTICES
	− ensures that a written code of conduct exists and that all employees are aware of it and review the program in place for monitoring compliance;
	− reviews the performance of the external auditors;
	− reviews and confirms the independence of the external auditors;
	− reviews periodically the need for an internal audit function;
	− reviews the non-audited quarterly financial statements, has them reviewed by the external auditors and obtains a comfort letter from them, reviews press releases, messages to shareholders and other written communication to shareholders, regulatory agencies etc. and recommends their approval to the Board;
	− reviews the audited annual financial statements and recommends their approval to the Board and all other statements, financial reports that need to be reviewed;
	− reviews and updates, if need be, the charter annually; and
	− confirms annually that all responsibilities contained in its charter have been performed.
	The Audit and Risk Management Committee met five times in 2002. The members of the Audit and Risk Management Committee are: Normand Beauchamp, Fernand Bélisle, C.A., Pierre Desjardins and Douglas M. Holtby, C.A.
The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the company in appropriate circumstances. The engagement of the external advisor should be subject to the approval of an appropriate committee of the board.	Individual directors may, with the approval of the Chairman of the Board engage external advisors at the expense of the Corporation.

SHAREHOLDER PROPOSALS

The *Canada Business Corporations Act* provides, in effect, that a registered holder or beneficial owner of shares that are entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a "Proposal") and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The *Canada Business Corporations Act* further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 10, 2003, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 11, 2003.

The foregoing is a summary only; shareholders should carefully review the provisions of the *Canada Business Corporations Act* relating to Proposals and consult with a legal advisor.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

The Board of the Corporation has approved the contents and the mailing of this Management Proxy Circular.

Montreal, Quebec, this 10th day of March, 2003.

FOR THE BOARD OF DIRECTORS

(signed) Stuart C. Snyder

Stuart C. Snyder
President and Chief Executive Officer

SCHEDULE A

SHAREHOLDERS' RESOLUTION

WHEREAS on February 18, 2003, the Board of Directors repealed the Code of General By-Laws and adopted By-Law 2003 of the Corporation, being a by-law relating generally to the conduct of the affairs of the Corporation, so as to benefit from amendments to the *Canada Business Corporations Act* allowing, among other things, electronic meetings of shareholders and voting thereat by electronic means; and

WHEREAS it is necessary to obtain the confirmation of the Shareholders of the Corporation with respect to the foregoing adoption of By-Law 2003.

BE AND IT IS HEREBY RESOLVED:

THAT the repeal of the Code of General By-Laws and the adoption of By-Law 2003 of the Corporation, being a by-law relating generally to the conduct of the affairs of the Corporation and allowing, among other things, for electronic meetings of shareholders and voting thereat by electronic means, as described in the Management Proxy Circular of the Corporation dated March 10, 2003, are hereby ratified and confirmed.

SCHEDULE B

SHAREHOLDERS' SPECIAL RESOLUTION

BE AND IT IS HEREBY RESOLVED:

THAT the Articles of the Corporation be amended so as to specify Quebec as the province in which the Corporation's registered office shall be located;

THAT the board of directors of the Corporation is authorized to revoke this special resolution at any time prior to the Corporation filing Articles of Amendment with the Director under the *Canada Business Corporations Act* and to determine not to proceed with the amendment of the Corporation's Articles; and

THAT the officers and directors of the Corporation are hereby authorized to file Articles of Amendment with the Director under the *Canada Business Corporations Act* and do all other things necessary in order to give effect to the foregoing.